Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Songa Offshore SE

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call EVENT DATE/TIME: AUGUST 15, 2017 / 1:00PM GMT OVERVIEW: Co. has announced an agreement to acquire Songa Offshore SE. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call CORPORATE PARTICIPANTS Bradley Alexander Transocean Ltd. - VP of IR Jeremy D. Thigpen Transocean Ltd. - CEO, President and Executive Director Mark-Anthony Lovell Mey Transocean Ltd. - CFO and EVP CONFERENCE CALL PARTICIPANTS Colin Michael Davies Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst Gregory Robert Lewis Credit Suisse AG, Research Division - Senior Research Analyst Haithum Mostafa Nokta Clarksons Platou Securities, Inc., Research Division - Associate Ian MacPherson Simmons & Company International, Research Division - MD and Senior Research Analyst, Oil Service James Carlyle West Evercore ISI, Research Division - Senior MD and Fundamental Research Analyst John Booth Lowe BofA Merrill Lynch, Research Division - VP and Research Analyst John David Anderson Barclays PLC, Research Division - Research Analyst Judson Edwin Bailey Wells Fargo Securities, LLC, Research Division - MD and Senior Equity Research Analyst Kenneth Blake Hancock Scotia Howard Weil, Research Division - Analyst Sean Christopher Meakim JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst PRESENTATION Operator Good day, everyone, and welcome to the Transocean call to discuss the acquisition of Songa Offshore. Today's conference is being recorded. At this time, I'd like to turn the conference over to Bradley Alexander, Vice President of Investor Relations. Please go ahead, sir. Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Dana, and welcome, everyone, to the Transocean conference call to discuss our agreement to acquire Songa Offshore. With me today are Jeremy Thigpen, our President and CEO; and Mark Mey, our Executive Vice President and CFO. We issued a press release earlier today which is available on Transocean's website. Please also refer to Transocean's transaction presentation that is also available on our website. We will refer to the slides included in this presentation during our call. Over the course of this call, participants may make certain forward-looking statements regarding matters related to our business and companies that are not historical facts. Such statements are based upon the current expectations and certain assumptions of management and are, therefore, subject to certain risks and uncertainties. Many factors could cause actual results to differ materially. Please refer to our SEC filings for more information regarding our forward-looking statements, including the risks and uncertainties that could impact future results. Also, please note that the company undertakes no duty to update or revise forward-looking statements. Now I will turn the call over to Jeremy. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Thanks, Brad, and welcome, everyone. I'll make a few opening remarks and discuss the strategy of the transaction, including the benefits to Transocean of acquiring Songa Offshore. Mark will then address the anticipated financial implications of the transaction. And we will then take your questions. As we've discussed, in the current environment, we view rig capability and the impact to near-term liquidity as equally important. Therefore, existing backlog, visibility of future contracts, cash on hand and the timing of maturities are all critical factors that we consider in gauging any prospect. We believe today's announced transaction with Songa Offshore is consistent with this strategy and meets all of these criteria. This transaction is also consistent with our strategic goal of remaining the industry's undisputed leader in the ultra-deepwater and harsh environment markets, where our high-specification assets, unmatched operational experience and trusted customer relationships provide us with a clear competitive advantage. Turning now to the transaction presentation. I would like to direct you to Slide 4, where we cover some of the many benefits of this transaction. They include strengthening our position in the harsh environment market, adding substantial backlog and recognizing significant cost synergies, to name a few. Turning to Slide 5. Songa's fleet includes 4 of the highest-specification harsh environment semisubmersibles ever constructed: the Songa Equinox, Songa Encourage, Songa Endurance and the Songa Enabler. These 4 assets combined have a current backlog of $4.1 billion. Additionally, they have a stellar operating history with Statoil, one of the world's most experienced and respected harsh environment operators. Just like Transocean, Songa is thoroughly committed to the safety of its employees, customers and the environment as well as the delivery of reliable and efficient operations. This culture, we believe, will allow for a very smooth transition over the coming months as we marry these 2 companies and fleets together. Turning to Slide 6 in our package. When we combine Songa's fleet, which includes 4 high-specification harsh environment semisubmersibles, with our existing fleet of 45 floaters plus the ultra-deepwater drillships under construction, the result is 55 floating assets, 40% larger than our nearest competitor. Importantly, this pro forma combined fleet would include 11 harsh environment semisubmersibles, 10 of which are currently contracted. And as stated on past conference calls, we remain encouraged, if not excited, by the growing customer demand for harsh environment assets in Norway, the U.K. and off the east coast of Canada. If you now turn to Slide 7. Over the past 4 years, we have been actively renewing our fleet with a focus on ultra-deepwater and harsh environment. With the recent sale of our jackup fleet, the retirement of a number of deepwater and mid-water assets and the addition of Songa, approximately 82% of our rigs will fall into these 2 categories, where we believe we can differentiate ourselves in the eyes of our customers. Needless to say, the boards of both of our companies fully support this transaction. And with the expected support of our respective shareholders and the required regulatory approvals, we anticipate the closure of this transaction during the fourth quarter of 2017. Transocean will be scheduling an extraordinary general meeting to enable our shareholders to authorize the issuance of shares as a primary form of consideration for this transaction. The offshore drilling market is undoubtedly facing one of its most challenging times in history. And with the precise timing of the recovery still unknown, we view the addition of $4.1 billion of backlog as critically important. With this increased visibility to future revenue, EBITDA and cash flow, a high-graded fleet, an even stronger presence in Norway and our continued focus on operational and financial excellence, we expect to emerge from this downturn extremely well positioned when the market ultimately recovers. In closing, there's absolutely no doubt that this transaction makes us stronger today and going forward. I'll now turn the call over to Mark to discuss the transaction details. Mark? 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call Mark-Anthony Lovell Mey - Transocean Ltd. - CFO and EVP Thanks, Jeremy, and good morning, good afternoon to everybody. Not only does the strength --the addition of Songa to Transocean's fleet continue to enhance our asset profile but it also provides us existing contract backlog. If you turn to Slide 8, our combined pro forma backlog is $14.3 billion, an increase of 40% on our already industry-leading amount. And as importantly, over 90% of this backlog is with investment-grade companies. This substantial backlog creates multiple years of cash flow and earnings visibility, derisking our cash flow profile during these uncertain times in the offshore drilling industry. The combined entity will generate at least $2 billion of revenue annually from backlog through 2019 and over $1 billion from backlog through 2023. Turning to Slide 9. Let's review some of the terms of transaction. Transocean is providing an estimated $3.4 billion consideration for Songa as of August 14 stock --closing stock prices. This includes the assumption of approximately $2.2 billion of debt and the acquisition of Songa's equity at a value of approximately $1.2 billion. Looking at the consideration portion of the table and, again, using closing share prices of August 14, this comprise the assumption of Songa debt, net of their cash, of approximately $1.7 billion; issuing approximately $540 million of Transocean equity; issuing approximately $660 million of convertible bonds; and providing cash of approximately $480 million. This values Songa's fleet at approximately $1.29 billion, exclusive of the NPV of their current backlog. Assuming their 3 legacy rigs are valued at $50 million, the $1.29 billion fleet value translates into a steal value of $312 million per Cat-D rig. Slide 10 describes the voluntary offer terms where shareholders receive a combination of 50% newly issued Transocean shares and 50% convertible bonds issued by Transocean Inc., exchangeable into new shares of Transocean Ltd. with a capped cash option component of approximately $15,700 per shareholder. Slide 11 details the terms of the convertible bond. It is a 5-year term, non-call with 0.5% interest rate that is payable semi-annually in cash. At maturity, the bond has conversion premium capped at 22.5%. On Slide 12, we expect to generate significant G&A and O&M synergies associated with this transaction. We anticipate annual G&A savings of at least $25 million beginning in 2018. Operationally, we are estimating cost savings of at least $15 million annually. This is consistent with the type and level of cost savings we are generating at Transocean and expect to drive across these new assets. That includes maintenance agreements that we have with some of our key OEM suppliers focused on acquisition-based maintenance methodology, operating efficiencies associated with streamlined crews, implementation of data-driven operational performance and [synergies generated] through the combined operational footprint we have in Norway. On Slide 13, we updated our liquidity waterfall through 2019 pro forma for this transaction, which assumes a net cash outlay associated with the Songa transaction as discussed previously. As both Transocean and Songa have substantial profitable backlog, our operating cash flow ranges between $800 million and $1.2 billion. Our estimated liquidity at the end of 2019, therefore, ranges between $600 million and $1 billion, absent any additional financing and an extension or amendment of our revolving credit facility. We fully anticipate securing a revolving credit facility that meets our requirements, and we are highly confident that markets are receptive to traditional secured financings when they become necessary. Slide 14 depicts strong net debt-to-EBITDA ratio expected pro forma for the combined company in 2018. Moving on. Slide 15 reflects our new debt maturity profile. It should be noted that the convertible bond we are issuing in conjunction with the Songa transaction is not included in this view as we currently expect to satisfy its payment at maturity with equity. And including the conversion of the convertible bond, we intend to issue 128.2 million new shares, increasing our share count to 524.7 million shares. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call And finally, to conclude, this transaction clearly enhances our contract backlog and hence our cash flow visibility. It also strengthens our competitive position in the harsh environment market and provides greater access to one of our strategic customers. We are very pleased to invite Songa into the Transocean fold. That concludes my prepared comments, and now we welcome your questions. I'll hand the call over to Dana. QUESTIONS AND ANSWERS Operator (Operator Instructions) And we'll take our first question today from Gregory Lewis with Credit Suisse. Gregory Robert Lewis - Credit Suisse AG, Research Division - Senior Research Analyst Jeremy, could you talk a little bit about the timeline of the deal, sort of when it first came across Transocean's desk? And just a little bit of color behind the timeline of this transaction. Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. With all of these, Greg, they all can take on a life of their own. So initially, we started exploring this possibility multiple months ago. And then just as you go through the process and it's a bit of a dance, if you will, get to know each other, get comfortable with each other and then get comfortable with the merits of the transaction. But from afar, looking at it, asset quality was important to us, and we said that all along, specifically in the ultra-deepwater and harsh environment markets, so that kind of narrows your focus. And then the impact to near-term liquidity has always been something that we wanted to focus on as well. And so you can kind of narrow down into which potential targets have the right assets, but also come with either really clean balance sheet and/or the backlog to offset some debt that they may be carrying on the balance sheet. So we've been looking at this for quite some time. Gregory Robert Lewis - Credit Suisse AG, Research Division - Senior Research Analyst Okay, great. I mean just looking --the backlog looks great. Maybe the price was a little bit higher than maybe we would have liked to see. Do you sort of have --I mean, as we look at this deal, do you think it was more of an offensive move by Transocean or maybe a little bit more of a defensive move just given the size of that backlog? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. I think it's a combination of both. And in my prepared remarks I said good for today and good for going forward. I mean, this is --adding firm backlog in a market where the recovery is still a bit unknown, I think, is a smart play, and you could probably qualify that as a bit defensive. But here we're getting 4 brand-new high-specification assets with long-term contracts with a strategic customer in a strategic market. And by the way, that strategic customer, Statoil, has a past history of actually recontracting rigs that it helped design and ordered. So we actually feel pretty good that following these contracts, we'll have follow-on work. Operator And we'll take our next question from James West with Evercore ISI. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call James Carlyle West - Evercore ISI, Research Division - Senior MD and Fundamental Research Analyst Congrats on this transaction. Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Thanks, James. James Carlyle West - Evercore ISI, Research Division - Senior MD and Fundamental Research Analyst So in running our math earlier this morning, we --including the kind of cash flows from the backlog, et cetera, and assigning really little value to the 3 rigs that are on contract, we came up with a value on a per-rig basis for the new assets of somewhere around $320 million to $350 million. There's some assumptions there. I guess, one, is that a fair statement? And then, two, if we look at recent transactions in the market, they've been in that range, so it's kind of hit me that you're kind of bottom picking out, I think, the harsh environment floater market. Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. James, I think, that's right. If you ascribe 0 values to the 3 uncontracted older semis, I think the range you come to is probably about right. For us, there aren't many comps out there, but if you start to look at some of the comps, the West Mira, I think it was, went for a purchase price of $360 million. But I'll remind you that wasn't an arms-length transaction, first of all, and clearly, the rig still requires a lot of capital, spares, more commissioning, mobilization to actually get it on location. And by the way, it doesn't have a contract, so you got stacking costs for an indefinite period as well. So that's really the only marker that's out there for us. The other distressed assets that are sitting in shipyards that are harsh environment are --I mean, they have list price for $500 million, and the shipyards aren't coming off of them. So we actually feel pretty good about the valuation, especially given the backlog, really nice day rates for a prolonged period of time. So yes, I think we view this like you're viewing it. James Carlyle West - Evercore ISI, Research Division - Senior MD and Fundamental Research Analyst Okay, got you. And then on the harsh environment market, in general, I think Terry had mentioned a quarter or 2 ago when we talked on your earnings call that, that market was getting very, very tight. I know you and I have talked about that, but there's very little capacity out there. I mean, when is the next harsh environment floater even available for contract at this point that's not in a shipyard, that, as you say, need spares and mobilization, et cetera? I mean, it seems like at least --we're in a tough market for drilling rigs, as we all know, but the harsh environment side of the market seems to be doing exceptionally well. Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. No, you're spot on. And I don't have the count in front of me right now, and I should, I apologize for that. But we're seeing it in customer behavior. I mean, we're seeing it in our conversations with our customers. We're seeing it in some of the dayrates that we've seen published here recently for harsh environment. So it's getting tighter, and our customers are recognizing it's getting tighter as well. So again, this is an area of focus for us in terms of this type of asset market, and we're excited about this transaction. Operator We'll take our next question from Blake Hancock with Howard Weil. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call Kenneth Blake Hancock - Scotia Howard Weil, Research Division - Analyst I guess, first, look, Jeremy, it's a pretty uncertain market still, and you kind of touched on the evolution, I guess, of the deal. But we've got some negative reactions around another proposed transaction. Maybe why do you believe this is kind of the time to make this move? Is it more because it's harsh environment and it's tightening? Or can you just talk about maybe why now? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. Good and fair question. Without going into detail on the other transaction, I think it's been pretty public that any opposition is not around consolidation. I think everyone realizes that consolidation is important for the health of this market. And so it's really around --it really come to the things we talked about before as being strategic for us, asset quality and the impact to near-term liquidity. We're getting 4 quality, brand-new assets, and we're getting a lot of backlog to go with it. And I think that's probably the big difference between this transaction and maybe the other proposed transaction that you're referencing. Kenneth Blake Hancock - Scotia Howard Weil, Research Division - Analyst That's fair, absolutely. And I mean, I guess, if you kind of look at the operational efficiencies between the 2 entities, it looks like they're running maybe, call it, 92% to 95% from a revenue efficiency standpoint. You guys obviously caught 97%, 98% your last couple of quarters. I didn't see that mentioned in the release. Is that something you think you can tighten up as well here as we move through the next couple of years? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Absolutely, that's certainly our intention. I mean these are 4 new rigs, and you typically expect some bumps along the way as you're bringing the rigs on to contract. And you've seen here recently, with their earnings efficiency here in the last quarter, much stronger than in previous quarters. But we think we can maintain that very high level and make it consistent. So I think there is some upside potential there. Operator And we'll take our next question from David Anderson with Barclays. John David Anderson - Barclays PLC, Research Division - Research Analyst Jeremy, so if we look at the Atwood deal that's out there, kind of the big difference when we compare and contrast, obviously is the contracted backlog here. Just wondering, as you're looking forward, it does feel a little bit defensive and that you're looking for --you've kind of concentrated on the 4 rigs and this future backlog. But going forward, does this mean that you'll only be looking at assets if they have backlog on there? Would you be willing to buy ultra-deepwater rigs without a contract? And does this deal kind of free you up to do that because you emphasized the deleveraging, you emphasized liquidity here? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Absolutely. No, I think this --for us, sequence of this transaction was really important to us. We wanted to make sure that the first one that we did actually strengthened our financial position, improved our credit metrics. And so that's why Songa was so important to us. Again, just great company, great assets, great management team and an excellent backlog with a strategic customer, you put all that together and that's a nice foundation upon which to build. But it certainly doesn't preclude us from now going out and actually acquiring a distressed asset or a company with limited backlog. But we want to be thoughtful. I mean, we've worked really hard as a team to improve our financial position, and so we don't want to do anything that could cause any pain in that area. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call John David Anderson - Barclays PLC, Research Division - Research Analyst So in some respect, we should view this as somewhat of a stepping stone. This is kind of continuing to build out your assets, but you have ideas to do a lot more from here. Fair? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Absolutely, but maintaining the financial flexibility. John David Anderson - Barclays PLC, Research Division - Research Analyst Second question, Jeremy, what's your view on kind of where replacement costs are now in ultra-deepwater assets? Obviously, we haven't seen a new order in years. Presumably, these costs have come down across the board. I mean, what's your best guess for kind of where --let's say, a $600 million newbuild back in --I don't know, back in 2014, where is that today? What do you think? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Well, I'm not sure that anybody has actually kicked the tires to build a new rig at this point in time. But if you kick the tires around some of the distressed assets that are on the shipyard today, I'd say the ultra-deepwater drillships are still starting with a 4 handle in most cases. And as I said previously on the call, these harsh environment semis that were probably constructed in the $900 million to $1 billion range, the shipyards, they're starting with 5 handle still, so I mean that kind of gives you a marker, I think. Operator And we'll take our next question from Ian MacPherson with Simmons. Ian MacPherson - Simmons & Company International, Research Division - MD and Senior Research Analyst, Oil Service Jeremy, I think with a deal of this nature that's really underpinned by the backlog, my question would be, what is your opportunity to vet that backlog? We obviously know who Statoil is. But just with regard to the sanctity of contract renegotiations or recuts, do you --what level of diligence are you able to conduct in a deal like this to kind of completely derisk what you think you're buying in terms of the contracted cash flows? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. Ian, you hit it. Those contracts are extremely valuable. And rest assured we've done quite a bit of due diligence to ensure the sanctity of those contracts, so no concern there. The other thing I would add is that our relationship with Statoil is really solid. And our performance with them historically has been exceptional as evidenced by the fact that the Transocean Spitsbergen, they named it --well, it drilled the well of the year --the perfect well, I think they called it, and it just recently secured a new contract with them as well. So I --we definitely vetted the contracts and feel very comfortable there. And that plus the relationship that we have, I think, no concern. Ian MacPherson - Simmons & Company International, Research Division - MD and Senior Research Analyst, Oil Service Good. And then as a follow-up for you, Mark, we obviously can reference Songa's financials for what they've been able to achieve, but as the fleet is onboarded on to your organization, I wonder if you could help me a little bit with regard to what you think your optimized EBITDA per rig year 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call is for these contracts based on how your cost synergies flow into the P&L. And also, if you could give any kind of indication on the cash tax implication or the cash tax per year --per rig year assumption for this, that would be helpful as well. Mark-Anthony Lovell Mey - Transocean Ltd. - CFO and EVP Yes. That's getting a little bit into the details, Could we take it offline to discuss that one on one? Ian MacPherson - Simmons & Company International, Research Division - MD and Senior Research Analyst, Oil Service Happy to. Okay, I'll do that. And then --but then lastly, how do we feel about the reactivation optionality of the cold-stacked rigs? Is that pretty far off the grid at this point or not necessarily? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director It's too early to tell at this point, and we have not conducted the full due diligence on the assets themselves yet. Obviously, we looked at them from afar, technical specification, and of course, we know them. But we really need to get on those rigs and kind of kick the tires a bit and see what we have before we make that kind of decision. Operator We'll take our next question from Jud Bailey with Wells Fargo. Judson Edwin Bailey - Wells Fargo Securities, LLC, Research Division - MD and Senior Equity Research Analyst Question, Jeremy, could you talk maybe a little bit about the Cat-D rigs? These are (technical difficulty) Statoil has really liked the rig as it's extremely efficient and is well accepted in Norway. Could you maybe talk about some of the characteristics that Statoil likes in these rigs? And from your conversations with Statoil, what is their appetite to have more of these types of rigs in Norway on a longer-term basis? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Candidly, Jud, we haven't talked specifically to Statoil about this transaction and what they like most about the floaters so I couldn't comment at this particular point in time on the Cat-D rigs. And I don't --I mean, as we said earlier, I don't know that, in the immediate term, that there's a real appetite to construct new rigs by any of the drilling contractors or any of the operators, including Statoil. But those are conversations we plan to get into right away with Songa and with Statoil. I'm actually flying over to Stavanger later today to welcome the troops and then to visit with Statoil about next steps. Judson Edwin Bailey - Wells Fargo Securities, LLC, Research Division - MD and Senior Equity Research Analyst Okay. All right. And a question for Mark. When I look at --could you talk a little bit about, I guess you're going to be inheriting some of Songa's debt, is that debt that you could potentially refinance or make it advantageous to refinance? Could you maybe just talk about the game plan on the various tranches of debt that Songa has and how you think about that? 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call Mark-Anthony Lovell Mey - Transocean Ltd. - CFO and EVP Absolutely, Jud. So as we said in our press release, most of these smaller bonds, we're going to refinance either with convertible paper or with cash. As it relates to the Cat-D facilities, there's 2 of those, 1 for the Cat-D 1 and 2, 1 for the 3 and 4. Those are backed by 6.5 years of backlog on average, so clearly, an opportunity for us to either extend the financing with existing banks or for us to go out and refinance that in a structure that could range anywhere from a credit facility to a term loan to one of the facilities that we used for the Shell rigs quite recently. As you know, those contracts are highly profitable so that should not be a challenge for us. The debt maturity profile we showed in the presentation, that will obviously be enhanced with the refinancing of that debt. And like I said, we'll look at doing those over the next couple of months as the transaction proceeds. Judson Edwin Bailey - Wells Fargo Securities, LLC, Research Division - MD and Senior Equity Research Analyst Okay, great. And if I could slip in one more. I think all of these rigs have options at the end of the fixed contracts. Can you --what are the nature of those options? I assume it's the operator's choice or mutually agreed rates. Could you comment on those at all? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO and EVP Yes. So those options, they are at predetermined rates. It's about $7.7 billion of options. Obviously, it will be the operator's option, and we have several years yet before they make a decision as to whether they want to take up those options. But if you look at the history of Statoil, when they're involved in constructing rigs with drilling contractors, they typically kept those rigs on average 10 years. So we feel highly confident that Statoil will look forward to working with the Cat-D rigs for a while yet. Operator We'll take our next question from Sean Meakim with JPMorgan. Sean Christopher Meakim - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst So maybe can we just dive a little bit more into the synergies? Just some of the moving parts there, just corporate costs and onshore services, just looking to get a little more detail of the opportunities there and potentially what upside there could be as you get deeper into it. Mark-Anthony Lovell Mey - Transocean Ltd. - CFO and EVP So Sean, we've assumed that we can get $25 million on the SG&A front. Their current G&A is running at about $38 million per year, so you can do the math on that. Then we've assumed about a 6% on the O&M cost as a synergy. Obviously, as we get deeper into this and we sort of apply our OEM care agreements to this and we expand the care agreements beyond the current OEMs, we could see an opportunity to improve the synergies, especially on the O&M front beyond the $15 million. And for this, for now, we wanted to be conservative and provide an estimate out here which we feel comfortable we can achieve, but over time, as we do get more closer, that aspect can grow. Sean Christopher Meakim - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst Got it, okay. That's very helpful. And then I guess, just given this shift in your position in harsh environment rigs, as we think about other opportunities going forward, how would you rank other classes of rig type where, one, you see the opportunity going forward? And two, where perhaps do you think that there could be assets that you may find attractive in a secondary market? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. I think, Sean --go ahead, Mark. Mark-Anthony Lovell Mey - Transocean Ltd. - CFO and EVP No, I'm going to say, as Jeremy said earlier, the opportunities out there for stranded assets are quite --you have numerous harsh environment assets at shipyards currently that have been marketed for sales for coming on 2 years now. But the pricing on harsh environment assets start at $500 million and go up from there. Not to mention that you still have the additional cost in completing the construction and purchasing spares and equipment and in mobilizing the asset. So the holding cost plus the additional cost to get the rig operational do not --are not supported currently by day rates. So when we look at that and then we look at the opportunity in buying 4 state-of-the-art Cat-D rigs with average 6.5 years of backlog, it was clear --very clear to us that this was the opportunity right now. As the market develops, as we start seeing longer-term contracts at higher day rates, then we'll be more active in looking at some of these stranded assets. But for now, this appears to us as being the most value-creating transaction we could do for Transocean shareholders. Operator And we'll take our next question from Haithum Nokta with Clarksons Platou Securities. Haithum Mostafa Nokta - Clarksons Platou Securities, Inc., Research Division - Associate Mark, definitely agree with your last statement there. Can you guys speak to --more than just buying the backlog, I think what's interesting is buying the Statoil relationship and becoming essentially their top supplier. But can you speak to the value of having that kind of a major kind of anchored customer, like you have now with Shell and like you have with Chevron? Like what does that do for Transocean in terms of derisking kind of the outlook long term? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director I think it's a great question. We've certainly factored it into our calculus as we were looking at this opportunity. Seadrill has done such --as many of our customers have, has done such a nice job of taking costs out of their development. And so they are being more front-footed than a lot of operators in this space. And so we see a lot of opportunities with Statoil, both in the Norwegian market but also globally. And this just gives us even more exposure to them and more opportunity to demonstrate our differentiated performance. Operator We'll take our next question from J.B. Lowe with Bank of America Merrill Lynch. John Booth Lowe - BofA Merrill Lynch, Research Division - VP and Research Analyst I just wanted to follow up on Ian's question just about kind of the sanctity of the backlog. I appreciate that you guys have a good relationship with Statoil. Is there anything in the contract terms that if there was, for some reason down the road, to be a cancellation of any sort, you guys get full cash flow of the contract, something like that in the contracts? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. The contracts are really solid. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call John Booth Lowe - BofA Merrill Lynch, Research Division - VP and Research Analyst Okay. My only other one was, what is the --could you just give me a general number on what the OpEx per day is that they're running right now across those 4 rigs? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO and EVP Yes, I can. That's about $140,000 a day. Operator And we'll take our final question today from Colin Davies with Bernstein. Colin Michael Davies - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst Just in terms of the implication to the wider portfolio, the press release alluded to sort of another relook at the combined portfolio. Can you just talk through your thoughts about where you might go with that, in terms of some of the --perhaps components of the portfolio, where you might go next (inaudible)? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director Yes. As we've talked about in the past --on past calls, we constantly update our model based on our thinking about the market recovery, the trajectory, what we think future dayrates might look like and then also what our assumptions are around reactivation. And we do that on a very regular basis. And as our thought process changes or we get new data points, some rigs that we thought we may ultimately reactivate because we thought they'd be marketable going forward, we decide, "You know what, it's probably time to stop putting the money into stacking and let's just scrap that asset." And so as we bring on these new rigs, obviously, the 4 Cat-Ds, they are great rigs, new, high specification, under contract. They're certainly keepers. But we need to really get in and look at the 3 other rigs within Songa's fleet to better understand what their capabilities and marketabilities will be --marketability will be. And then we need to look at that in context of our own fleet --existing Transocean fleet as well. And so once we get through the transaction and get a better feel for those assets and how they relate to our own assets, there could be --we may look at some of our assets and say, "Okay, these aren't going to be marketable in the future and we're going to retire them." Colin Michael Davies - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst That's great. And then just one follow-up, if I may, just more broadly around Statoil. You mentioned that you've not yet had deep conversations with Statoil, specifically around the transaction, and you're about to. What's your view of perhaps how they might look at the future competitive dynamics of the Norwegian shale, particularly the harsh environment market, and their view of, obviously, consolidation occurring within that space? Jeremy D. Thigpen - Transocean Ltd. - CEO, President and Executive Director I think they're going to view it favorably just because of our past experience with them. I mean, Songa has a great reputation with them. We have a great reputation with them. You put those together and you can hopefully get an even better performance, and that's what we'll strive to do. I think that's going to be favorably received. The other thing I would say is there are currently 30 floaters in Norway, and no single player represents more than 25% of the market. And so it's still a fairly fragmented market, and Statoil will still have choices. And so I don't think there'll be a negative view on this. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 15, 2017 / 1:00PM, RIG - Transocean Ltd Announces Agreement to Acquire Songa Offshore SE Call Operator And at this time, I would like to turn the call back to Bradley Alexander for any additional or closing remarks. Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Dana, and thank you to everyone for your participation and questions on today's call. If you have any further questions, please feel free to contact me. Have a good day. Operator And that does conclude today's conference. Thank you for your participation. You may now disconnect. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved.